UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2017

Commission File Number 001-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant’s name into English)

Avenida República do Chile, 65

20031-912 – Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

PETROBRAS ANNOUNCES THE PRICING OF USD DENOMINATED

GLOBAL NOTES

RIO DE JANEIRO, BRAZIL – September 18, 2017 – Petróleo Brasileiro S.A. – Petrobras (“Petrobras”) (NYSE: PBR) today announced the pricing of two series of global notes denominated in U.S. Dollars (the “New Money Notes”) to be issued by its wholly-owned subsidiary, Petrobras Global Finance B.V. (“PGF”). As previously announced in Petrobras’s press release dated September 18, 2017, PGF today commenced five separate private offers to exchange (the “Exchange Offers”) certain series of its outstanding debt securities for two series of newly issued debt securities of PGF (the “New Notes”) with identical terms to the New Money Notes. Each series of New Money Notes will be treated as a single class of securities, and is expected to be fungible for U.S. federal income tax purposes, with the corresponding series of New Notes. The New Notes and the New Money Notes are collectively referred to as the “Notes.”

The Notes will be unsecured obligations of PGF and will be fully and unconditionally guaranteed by Petrobras. Closing is expected to occur on September 27, 2017. PGF and Petrobras will enter into a registration rights agreement with respect to the Notes.

The terms of the 5.299% Global Notes due 2025 are as follows:

•	Issue: 5.299% Global Notes due 2025

•	Amount (not including New Notes to be issued pursuant to the Exchange Offers): U.S.$1,000,000,000

•	Coupon: 5.299%

•	Interest Payment Dates: January 27 and July 27 of each year, commencing on January 27, 2018

•	Issue Price: 100.000% of principal amount, plus accrued interest (if any) from September 27, 2017

•	Yield to Maturity: 5.300%

•	Make-whole call: Treasury +50 basis points

•	Maturity: January 27, 2025

The terms of the 5.999% Global Notes due 2028 are as follows:

•	Issue: 5.999% Global Notes due 2028

•	Amount (not including New Notes to be issued pursuant to the Exchange Offers): U.S.$1,000,000,000

•	Coupon: 5.999%

•	Interest Payment Dates: January 27 and July 27 of each year, commencing on January 27, 2018

•	Issue Price: 100.000% of principal amount, plus accrued interest (if any) from September 27, 2017

•	Yield to Maturity: 6.000%

•	Make-whole call: Treasury +50 basis points

•	Maturity: January 27, 2028

PGF intends to use the net proceeds from the sale of the New Money Notes for general corporate purposes, including to refinance upcoming maturities.

PGF will not receive any cash proceeds from the issuance of the New Notes in connection with the Exchange Offers.

The Notes are being offered to qualified institutional buyers in the United States in accordance with Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”), and to persons outside the United States in accordance with Regulation S under the Securities Act. The Notes have not been registered under the Securities Act or any state or other jurisdiction’s securities laws and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act and applicable state securities laws.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy the Notes or any other securities, nor shall there be any offer, solicitation or sale of the Notes or any other securities in any state or other jurisdiction in which such an offer, solicitation or sale would be unlawful.

This communication and any other documents or materials relating to the Notes have not been approved by an authorized person for the purposes of Section 21 of the Financial Services and Markets Act 2000, as amended (the “FSMA”). Accordingly, this communication and such documents and/or materials are not being distributed to, and must not be passed on to, persons in the United Kingdom save in circumstances where section 21(1) of the FSMA does not apply. This communication is only being made to those persons in the United Kingdom (i) falling within the definition of investment professionals (as defined in Article 19(5) of the Financial Promotion Order), (ii) falling within Article 43 of the Financial Promotion Order (non-real time communication by or on behalf of a body corporate to creditors of that body corporate), or (iii) to whom it may otherwise lawfully be communicated by virtue of an exemption to section 21(1) of the FSMA or otherwise in circumstances where it does not apply (all such persons together being referred to as “Relevant Persons”). This communication is directed only at Relevant Persons and must not be acted on or relied on by persons who are not Relevant Persons. Any investment or investment activity to which this communication relates is available only to Relevant Persons and will be engaged in only with Relevant Persons.

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Cautionary Statement Regarding Forward-Looking Statements

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended that are not based on historical facts and are not assurances of future results. No assurance can be given that the transactions described herein will be consummated or as to the ultimate terms of any such transactions. All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. Petrobras and PGF undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

This report on Form 6-K shall be deemed to be incorporated by reference into the Offering Memorandum, dated September 18, 2017, relating to the previously announced exchange offers, and into the Offer to Purchase, dated September 18, 2017, relating to the previously announced offers to purchase, in each case by Petrobras Global Finance B.V., a wholly-owned subsidiary of Petróleo Brasileiro S.A. – Petrobras.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

By:	/s/ Larry Carris Cardoso
Larry Carris Cardoso
Loans and Financing Administration General Manager

Date: September 18, 2017